Issuer Free Writing Prospectus	Filed Pursuant to Rule 433
Dated May 7, 2009	Registration Statement No. 333-158542
(to the Preliminary Prospectus Supplement
dated May 1, 2009)
INVERNESS MEDICAL INNOVATIONS, INC.
$400,000,000 9.00% Senior Subordinated Notes due 2016
FINAL TERM SHEET
May 7, 2009

Issuer:	Inverness Medical Innovations, Inc. (the “Company”)

Security:	9.00% Senior Subordinated Notes due 2016

Aggregate Principal Amount:	$400,000,000. Please note that the size of the offering has been increased from the $200,000,000 aggregate principal amount offering outlined in the preliminary prospectus supplement.

Trade Date:	May 7, 2009

Settlement Date:	May 12, 2009 (T+ 3 business days)

Final Maturity Date:	May 15, 2016

Interest Rate:	9% per annum. This rate applied to the aggregate principal amount results in the Company having an annual increase of $36.0 million in cash interest expense due to the offering.

Public Offering Price:	96.865% per note, $387,460,000 aggregate accreted amount. Please note the aggregate accreted amount and not the aggregate principal amount is the amount of debt that would be reflected on the Company’s balance sheet as of the issue date.

Yield to Maturity:	9.625%

Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year.

First Interest Payment Date:	November 15, 2009

Record Dates:	May 1 and November 1 of each year.

Optional Redemption:	Except as set forth in this paragraph and in “Optional Redemption with Proceeds from Equity Offerings” and “Make-Whole Redemption” below, the notes may not be redeemed at the Company’s option prior to May 15, 2013. At any time on or after May 15, 2013, the Company, at its option, may redeem the notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to but excluding the redemption date, if redeemed during the 12-month period beginning May 15 of the years indicated:

Date	Price
2013	104.500%
2014	102.250%
2015 and thereafter	100.000%

Optional Redemption with Proceeds from Equity Offerings:	At any time prior to May 15, 2012, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of one or more Qualified Equity Offerings at a redemption price equal to 109.000% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the date of redemption; provided, however, that (1) at least 65% of the aggregate principal amount of notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption and (2) the redemption occurs within 90 days of the date of the closing of any such Qualified Equity Offering.

Make-Whole Redemption:	At any time prior to May 15, 2013, the Company may redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount (or portion thereof) of the notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to but excluding, the date of redemption.

“Applicable Premium” means, with respect to the principal amount of any note to be redeemed on any redemption date, the greater of:

(1) 1.0% of the principal amount (or portion thereof) of such note to be redeemed; and

(2) the excess, if any, of

(a) the present value at such redemption date of (i) the redemption price of such note (or portion of the principal amount thereof to be redeemed) at May 15, 2013 (such redemption price being that set forth in the table under “Optional Redemption” above), plus (ii) all required interest payments due on such note (or portion of the principal amount thereof to be redeemed) through May 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the then outstanding principal amount (or portion thereof) of such note to be redeemed.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 15, 2013; provided, however, that if the period from the redemption date to May 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Underwriting Discount:	2.00% per note, $8,000,000 in the aggregate

Proceeds to the Company (before expenses):	94.865% per note, $379,460,000 in the aggregate

Net Proceeds to the Company (after expenses):	$378,460,000

Correction regarding maturity of second lien term loans:	We must repay the entire junior credit facility term loan on June 26, 2015, not June 26, 2016 as indicated on page S-85 of the preliminary prospectus supplement.

CUSIP/ISIN:	46126PAF3/US46126PAF36
The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement filed under that registration statement and the base prospectus attached to the prospectus supplement and the documents incorporated by reference therein for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a copy of the prospectus supplement and accompanying prospectus if you request it by contacting UBS Securities LLC at 677 Washington Boulevard, Stamford, CT 06901, Attention: High Yield Syndicate or at 1-877-827-6444, ext. 5613884, Goldman, Sachs & Co. at 85 Broad Street, New York, NY 10004, Attention: Prospectus Department, or at 1-866-471-2526, or Banc of America Securities LLC, at 100 West 33rd Street, 3rd Floor, New York, NY 10001, Attention: Prospectus Department, or at 1-800-294-1322.
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